UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Tengion, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

880346109
(CUSIP Number)

April 14, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 520,504
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 520,504
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 4.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS BioAdvance Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 123,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,951
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures Tobacco Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 274,599
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 274,599
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,599
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 2.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 795,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 795,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Quaker BioVentures Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 1,762.5
	6	SHARED VOTING POWER 795,103
	7	SOLE DISPOSITIVE POWER 1,762.5
	8	SHARED DISPOSITIVE POWER 795,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,865.5
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*
All share numbers and ownership percentages reported herein are as of December 31, 2010 and include 1,762.5 shares of common stock underlying stock options that are issued to Brenda M. Gavin. Ms. Gavin is a director of the Issuer and a managing member of Quaker BioVentures, and the options owned by her may be deemed beneficially owned by the Reporting Person.

**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS BioAdvance GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 123,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,951
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS BioAdvance GP II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 123,951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,951
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein are as of December 31, 2010.
**	All ownership percentages reported herein are based on 12,356,436 outstanding shares of the Issuer’s common stock as of October 26, 2010.

SCHEDULE 13G

Item 1(a)	Name of Issuer: Tengion, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 2900 Potshop Lane, Suite 100 East Norriton, PA 19403
Item 2(a)
Name of Person Filing:

Quaker BioVentures, L.P.
BioAdvance Ventures, L.P.
Quaker BioVentures Tobacco Fund, L.P.
Quaker BioVentures Capital, L.P.
Quaker BioVentures Capital, LLC
BioAdvance GP I, L.P.
BioAdvance GP II, Inc.

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)
Citizenship:

Quaker BioVentures, L.P. – Delaware
BioAdvance Ventures, L.P. – Delaware
Quaker BioVentures Tobacco Fund, L.P. – Delaware
Quaker BioVentures Capital, L.P. – Delaware
Quaker BioVentures Capital, LLC – Delaware
BioAdvance GP I, L.P. – Delaware
BioAdvance GP II, Inc. – Delaware

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number: 880346109
Item 3	Not applicable.

SCHEDULE 13G

Item 4
Ownership.***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)             Amount beneficially owned:
Quaker BioVentures, L.P. – 520,504
BioAdvance Ventures, L.P. – 123,951
Quaker BioVentures Tobacco Fund, L.P. – 274,599
Quaker BioVentures Capital, L.P. – 795,103
Quaker BioVentures Capital, LLC – 796,865.5
BioAdvance GP I, L.P. – 123,951
BioAdvance GP II, Inc. – 123,951

(b)             Percent of class:
Quaker BioVentures, L.P. – 4.2%
BioAdvance Ventures, L.P. – 1.0%
Quaker BioVentures Tobacco Fund, L.P. – 2.2%
Quaker BioVentures Capital, L.P. – 6.4%
Quaker BioVentures Capital, LLC – 6.4%
BioAdvance GP I, L.P. – 1.0%
BioAdvance GP II, Inc. – 1.0%

(c)            Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote

Quaker BioVentures, L.P. – 0
BioAdvance Ventures, L.P. – 0
Quaker BioVentures Tobacco Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 1,762.5
BioAdvance GP I, L.P. – 0
BioAdvance GP II, Inc. – 0

(ii)Shared power to vote or to direct the vote
Quaker BioVentures, L.P. – 520,504
BioAdvance Ventures, L.P. – 123,951
Quaker BioVentures Tobacco Fund, L.P. – 274,599
Quaker BioVentures Capital, L.P. – 795,103
Quaker BioVentures Capital, LLC – 795,103
BioAdvance GP I, L.P. – 123,951
BioAdvance GP II, Inc. – 123,951

SCHEDULE 13G

 (iii)Sole power to dispose or to direct the disposition of

Quaker BioVentures, L.P. – 0
BioAdvance Ventures, L.P. – 0
Quaker BioVentures Tobacco Fund, L.P. – 0
Quaker BioVentures Capital, L.P. – 0
Quaker BioVentures Capital, LLC – 1,762.5
BioAdvance GP I, L.P. – 0
BioAdvance GP II, Inc. – 0

(iv)Shared power to dispose or to direct the disposition of
Quaker BioVentures, L.P. – 520,504
BioAdvance Ventures, L.P. – 123,951
Quaker BioVentures Tobacco Fund, L.P. – 274,599
Quaker BioVentures Capital, L.P. – 795,103
Quaker BioVentures Capital, LLC – 795,103
BioAdvance GP I, L.P. – 123,951
BioAdvance GP II, Inc. – 123,951

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
________________________
*** Includes 520,504 shares deemed to be beneficially owned by Quaker BioVentures, L.P. and 274,599 shares deemed to be beneficially owned by Quaker BioVentures Tobacco Fund, L.P.  Quaker BioVentures Capital, L.P. is the general partner of each of Quaker BioVentures, L.P. and Quaker BioVentures Tobacco Fund, L.P.  Quaker BioVentures Capital, LLC is the general partner of Quaker BioVentures Capital, L.P. Also includes 123,951 shares deemed beneficially owned by BioAdvance Ventures, L.P.  BioAdvance GP I, L.P. is the general partner of BioAdvance Ventures, L.P.  BioAdvance GP II, Inc. is the general partner of BioAdvance GP I, L.P. Brenda M. Gavin, who is a director of the Issuer and a managing member of Quaker BioVentures, holds 1,762.5 stock options to acquire shares of common stock of the Issuer.  Quaker BioVentures Capital, LLC may be deemed to beneficially own the options held by Ms. Gavin.

SCHEDULE 13G

Item 8
Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

BIOADVANCE VENTURES, L.P. By: BioAdvance GP I, L.P., its general partner By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

QUAKER BIOVENTURES TOBACCO FUND, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

SCHEDULE 13G

QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

BIOADVANCE GP I, L.P. By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

BIOADVANCE GP II, INC. /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

SCHEDULE 13G
Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 14, 2011, is by and among Quaker BioVentures, L.P., BioAdvance Ventures, L.P., Quaker BioVentures Tobacco Fund, L.P., Quaker BioVentures Capital, L.P., Quaker BioVentures Capital, LLC, BioAdvance GP I, L.P. and BioAdvance GP II, Inc. (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Tengion, Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: February 14, 2011

QUAKER BIOVENTURES, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

BIOADVANCE VENTURES, L.P. By: BioAdvance GP I, L.P., its general partner By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

QUAKER BIOVENTURES TOBACCO FUND, L.P.

By: Quaker BioVentures Capital, L.P., its general partner

By: Quaker BioVentures Capital, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

SCHEDULE 13G

QUAKER BIOVENTURES CAPITAL, L.P. By: Quaker BioVentures Capital, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP I, L.P. By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP II, INC. /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President